March 10, 2025

Joseph Mullin
Chief Executive Officer
Rise Gold Corp.
650 - 669 Howe Street
Vancouver, British Columbia, Canada V6C 0B4

       Re: Rise Gold Corp.
           Form 10-K for the Fiscal Year ended July 31, 2024
           Filed October 29, 2024
           Response dated March 3, 2025
           File No. 000-53848
Dear Joseph Mullin:

       We have reviewed your March 3, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February
4, 2025 letter.

Form 10-K for the Fiscal Year ended July 31, 2024
Financial Statements
Note 6 - Mineral Property Interests, page 65

1. We understand from your response to prior comment one that you did not test the capitalized mine costs for recoverability even though you have a history of losses and negative operating cash flows, because you did not consider this to be unusual for a junior mining exploration company that is evaluating mining projects.

       However, these are circumstances under which you must periodically test the capitalized mine costs for recoverability, notwithstanding your status as a junior mining exploration company, given the example in FASB ASC
360-10-35-21(e). The
       denial of your mining use permit application by the immediate governing authority is
 March 10, 2025
Page 2

      also an event that would require you to test the capitalized mine costs for recoverability, given the example in FASB ASC 360-10-35-21(c).

      As each of these matters would independently require a test for impairment, please conduct the required test and discuss your findings with the auditor, including any implications for the financial statements, related disclosures, and the audit opinion, which presently includes a reference to this topic. Provide us with the impairment test that you perform as of July 31, 2024, based on information that was available prior to filing your annual report on October 29, 2024. We reissue prior comment one.

2. We note your response to prior comment five, concerning your potential taking claim, stating the company "...has not claimed and does not claim that the mine
      is currently worth $400 million," although in your November 27, 2024 and January
      16, 2025 press releases, you state "The remedy for an unconstitutional taking is the payment of just compensation, which is the fair market value of the property taken.
      Based on comparable mines and historic yields at the I-M Mine, management believes the fair market value of Rise's mineral estate is at least $400 million."

      We believe that you must have a reasonable basis for disclosures that investors would reasonably regard as indicative of a potential recovery in value for damages incurred.
      As such, we believe that you should further revise disclosures in the current reports on
      Form 8-K that were utilized as a vehicle for this information to clarify the nature and extent of any support for the potential claim amount.

      For example, describe the population of mines that you believe are comparable, the means of determining comparability and value; and the salient historic yield parameters that were utilized and explain why you believe these are both relevant and appropriate, considering the exploration status of a property for which you have reported neither resources nor proved reserves.

      However, if you are unable to show a reasonable basis for the amount of your potential taking claim, provide clarifying disclosure that clearly conveys the extent of conjecture that was involved in quantifying the claim amount, and to caution investors about placing reliance on the estimate. Under these circumstances, also expand the risk factor disclosures in subsequent periodic reports to similarly caution investors on any potential recovery if this strategy is pursued, and refrain from quantifying damages or claims for which you are unable to show a reasonable basis.

      If you believe that you have a reasonable basis for the disclosure that was made, provide us with the support, to include details of the comparable properties, descriptions of the characteristics and corresponding valuations, the historic yields from your property, timeframes in which the related production occurred, along with the volumes, prices, and costs; and describe the assumptions involved in calculating the potential taking claim amount. We reissue prior comment five.
 March 10, 2025
Page 3

       Please contact Robert Babula at 202-551-3339 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation